UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

Commission file number:

Coastal Contacts Inc.

(Exact Name of Registrant as Specified in its Charter)

Canada	3851	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 320

2985 Virtual Way

Vancouver, British Columbia

V5M 4X7

(604) 669-1555

(Address and Telephone Number of Registrant’s Principal Executive Offices)

C T Corporation System

111 Eight Avenue

New York, New York  10011

(212) 590-9070

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	The NASDAQ Stock Market LLC; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

Coastal Contacts Inc. (the “Registrant”) is a Canadian issuer eligible to file its Registration Statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Registrant, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. Examples of such forward-looking statements include statements relating to: the Registrant’s perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which the Registrant does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; the Registrant’s anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers, anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and the Registrant’s perceptions regarding volatility in and  impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Registrant’s business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying the Registrant’s expectations regarding forward-looking statements or information contained in this Registration Statement include, among others: that the Registrant will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that the Registrant will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that the Registrant will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this Registration Statement  are cautioned that forward-looking statements or information are only predictions, and that the Registrant’s actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; the Registrant’s ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products the Registrant sells; competition and dependence on the internet as well as those risks described in the section entitled “Risk Factors” contained in the Registrant’s Annual Information Form dated December 14, 2011 and filed as Exhibit 99.1 to this Registration Statement and incorporated herein by reference.

Although the Registrant believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. The Registrant’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this Registration Statement on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement are made only as of the respective dates set forth in such exhibits.  The Registrant does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

NOTE TO UNITED STATES READERS -
 DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Registrant is also subject to Canadian auditing and auditor independence standards.

The Registrant’s financial statements for the fiscal years ended October 31, 2011 and 2010 filed with this Registration Statement are prepared in accordance with Canadian generally accepted accounting practices (“Canadian GAAP”), and the Registrant has filed with this Registration Statement a reconciliation of those financial statements to U.S. generally accepted accounting standards (“U.S. GAAP”). The Registrant began preparing and reporting its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board beginning with the three months ended January 31, 2012.  The Registrant’s unaudited interim consolidated financial statements for the first three quarters of the 2012 fiscal year filed with this Registration Statement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include notes explaining the impact of the Registrant’s transition from Canadian GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain United States (“U.S.”) federal income tax consequences generally applicable to “U.S. Holders” (as defined below) of the common shares of the Registrant, no par value (the “Shares”) relating to the ownership and disposition of the Shares.  This summary addresses only U.S. Holders who hold the Shares as “capital assets” within the meaning of section 1221 of the

Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment purposes).  This summary is for general information purposes only and does not purport to be a complete analysis of all potential U.S. federal income tax considerations that may be relevant to particular U.S. Holders in light of their particular circumstances, nor does it deal with persons subject to special treatment under the Code.  This summary also does not address the U.S. federal income tax considerations applicable to persons who are not U.S. Holders or to U.S. Holders who are:  (a) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (b) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Shares in connection with carrying on a business in Canada; (c) persons whose Shares constitute “taxable Canadian property” under the Tax Act; or (d) persons that have a permanent establishment in Canada for the purposes of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.  In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares or tax considerations arising under the laws of any state, local, or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.  Persons considering an investment in the Shares are urged to consult their own tax advisors as to the tax considerations applicable to them.

No rulings have been or will be sought from the IRS, and counsel to the Registrant has not rendered any legal opinion, regarding any of the tax consequences discussed herein.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations set forth below.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is: (1) a citizen or individual resident of the U.S.; (2) a corporation (or an entity classified as one for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership.  Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them relating to the ownership and disposition of Shares.

Ownership and Disposition of Shares

Distributions:  Distributions made with respect to the Shares (including any Canadian taxes withheld from such distributions) generally will be included in the gross income of a U.S. Holder as dividend income to the extent of the current and accumulated earnings and profits, as determined under U.S. federal income tax principles, of the Registrant.  Because the Registrant is expected to be eligible for the benefits of a comprehensive income tax treaty with the U.S., dividends received from the Registrant prior to January 1, 2013 by non-corporate U.S. Holders generally are expected to be eligible for the reduced rate of U.S. federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2013; whereas, under current law, dividends received on or after January 1, 2013 are expected to be taxed as ordinary income.  A corporate U.S. Holder will not be entitled to a dividends received deduction that is otherwise generally available upon the receipt of dividends distributed by U.S. corporations.

Distributions in excess of the Registrant’s current and accumulated earnings and profits, if made with respect to the Shares, will be treated as a return of capital to the extent of the U.S. Holder’s adjusted tax basis in such Shares, and thereafter as capital gain.  In addition, if the Registrant does not calculate its earnings and profits under U.S. federal income tax principles, all distributions made with respect to the Shares will be treated as dividends (as described above).

Dispositions:  Upon the sale, exchange or other taxable disposition of Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any other property received upon the sale, exchange or other taxable disposition and (2) the U.S. Holder’s adjusted tax basis in such Shares.  Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period with respect to the Shares disposed of is more than one year at the time of the sale, exchange or other taxable disposition.  The deductibility of capital loss is subject to significant limitations.

Additional Considerations

Receipt of Foreign Currency

If any distribution or sales proceeds with respect to the Shares is paid in Canadian dollars, the amount treated as received for U.S. federal income tax purposes will be the U.S. dollar value of such distribution or sales proceeds, calculated by reference to the exchange rate in effect on the date of receipt by such U.S. Holder, regardless of whether the currency received is in fact converted into U.S. dollars.  Such Canadian dollars received by a U.S. Holder will have a tax basis equal to their U.S. dollar value at the time received.  If such Canadian dollars are converted into U.S. dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss.  The amount of gain or loss recognized on a subsequent sale or other disposition of such Canadian dollars will equal the difference between (1) the amount of U.S. dollars, or the fair market value in U.S. dollars of other property received, in such sale or other disposition, and (2) the U.S. Holder’s tax basis in such Canadian dollars.  Any such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from the disposition of property (other than certain property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of the Shares.

Foreign Tax Credit

A U.S. Holder may be entitled to deduct, or claim a foreign tax credit for, any Canadian withholding taxes that may be imposed on distributions or sales proceeds received with respect to the Shares.  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, the foreign tax credit limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are generally imposed on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a domestic financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

In general, information reporting may apply to cash proceeds received on the disposition of Shares and distributions made with respect to Shares that are paid to a U.S. Holder within the U.S. (and, in certain cases, outside of the U.S.), unless the U.S. Holder establishes that it is an exempt recipient, such as a corporation.  Backup withholding (currently imposed at a rate of 28%, but scheduled to increase on January 1, 2013) may apply to such payments if the U.S. Holder fails to timely provide a taxpayer identification number or certification of exempt status or has failed to report in full dividend and interest income in prior taxable years.  Backup withholding is not an additional tax.  A U.S. Holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding results in an overpayment of U.S. federal income tax, such U.S. Holder may be entitled to a refund, provided that the requisite information is correctly furnished to the IRS in a timely manner. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF THE SHARES.  U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS (INCLUDING U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS) APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.122, as set forth in the Exhibit Index attached hereto.

A description of the Common Shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B(2) of Form 40-F, is set forth in the section entitled “Capital Structure — Common Shares” starting on page 23 of the Annual Information Form of the Registrant for the fiscal year ended October 31, 2011, filed as Exhibit 99.1 hereto.

The Registrant’s annual audited consolidated financial statements for the fiscal years ended October 31, 2011 and 2010 were prepared in accordance with Canadian GAAP, and a reconciliation of those financial statements to U.S. GAAP is included in this Registration Statement as Exhibit 99.6.  The Registrant adopted International Financial Reporting Standards as issued by the International Accounting Standards Board with respect to its financial statements starting with the three months ended January 31, 2012 and the Registrant’s unaudited interim consolidated financial statements for the first three quarters of the 2012 fiscal year filed with this Registration Statement include notes explaining the impact of the Registrant’s transition from Canadian GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements, as defined in General Instruction B(11) to Form 40-F, or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2011 information with respect to the Registrant’s known contractual obligations:

Contractual Obligations	Total		Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long term Debt Obligations	—		—	—	—	—
Capital (Finance) Lease Obligations	$4,557,000	(1)	$2,764,000	$2,020,000	—	—
Operating Lease Obligations	$6,759,000		$1,509,000	$4,524,000	—	—
Purchase Obligations	$766,000		$296,000	$470,000	$726,000	—
Other Long-Term Liabilities	—		—	—	—	—
Total	$12,082,000	(1)	$4,569,000	$7,014,000	$726,000	—

(1)   Does not include $227,000 of interest paid on the capital leases.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the SEC a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

COASTAL CONTACTS INC.

	By:	/s/ Roger Hardy
	Name:	Roger Hardy
Date: October 16, 2012	Title:	Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

Annual Information

99.1	Annual Information Form for the year ended October 31, 2011

99.2	Annual Information Form for the year ended October 31, 2010

99.3	Annual Report for the year ended October 31, 2011

99.4	Annual report for the year ended October 31, 2010

99.5	Audited annual consolidated financial statements for the fiscal year ended October 31, 2011

99.6	Reconciliation to U.S. GAAP as at October 31, 2011 and October 31, 2010 and for the years then ended

99.7	Audited annual consolidated financial statements for the fiscal year ended October 31, 2010

99.8	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended October 31, 2011

99.9	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended October 31, 2010

Quarterly Information

99.10

Condensed Consolidated Interim financial statements for the three and nine months ended July 31, 2012 and 2011, including note explaining impact of transition from Canadian GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board.

99.11

Condensed Consolidated Interim financial statements for the three and six months ended April 30, 2012 and 2011, including note explaining impact of transition from Canadian GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board.

99.12	Condensed Consolidated Interim Financial Statements for the three months ended January 31, 2012 and 2011

99.13	Condensed Consolidated Interim Financial Statements for the three and nine months ended July 31, 2011 and 2010

99.14	Condensed Consolidated Interim Financial Statements for the three and six months ended April 30, 2011 and 2010

99.15	Condensed Consolidated Interim Financial Statements for the three months ended January 31, 2011 and 2010

99.16	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended July 31, 2012 and 2011

99.17	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended April 30, 2012 and 2011

99.18	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended January 31, 2012 and 2011

99.19	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended July 31, 2011 and 2010

99.20	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended April 30, 2011 and 2010

99.21	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended January 31, 2011 and 2010

Shareholder Meeting Materials

99.22	Management Proxy Circular for the annual meeting of shareholders held on April 20, 2012

99.23	Management Proxy Circular for the annual meeting of shareholders held on February 24, 2011

99.24	Form of proxy for April 20, 2012 annual meeting of shareholders

99.25	Form of proxy for February 24, 2011 annual meeting of shareholders

99.26	Report of voting results for April 20, 2012 annual meeting of shareholders

99.27	Report of voting results for February 24, 2011 annual meeting of shareholders

99.28	Notice of meeting for April 20, 2012 annual meeting of shareholders

99.29	Notice of meeting for February 24, 2011 annual meeting of shareholders

99.30	Notice of the meeting and record date for April 20, 2012 annual meeting of shareholders

99.31	Notice of the meeting and record date for February 24, 2011 annual meeting of shareholders

99.32	Notice of the meeting and record date (amended) for April 20, 2012 annual meeting of shareholders

99.33	Certificate of Amendment dated August 30, 2012

News Releases

99.34	News release dated September 20, 2012

99.35	News release dated September 13, 2012

99.36	News release dated September 6, 2012

99.37	News release dated August 31, 2012

99.38	News release dated August 30, 2012

99.39	News release dated August 14, 2012

99.40	News release dated August 9, 2012

99.41	News release dated July 25, 2012

99.42	News release dated July 24, 2012

99.43	News release dated June 21, 2012

99.44	News release dated June 20, 2012

99.45	News release dated June 14, 2012

99.46	News release dated June 7, 2012

99.47	News release dated May 24, 2012

99.48	News release dated May 23, 2012

99.49	News release dated April 4, 2012

99.50	News release dated March 29, 2012

99.51	News release dated March 23, 2012

99.52	News release dated March 13, 2012

99.53	News release dated March 7, 2012

99.54	News release dated March 6, 2012

99.55	News release dated February 28, 2012

99.56	News release dated February 28, 2012

99.57	News release dated February 16, 2012

99.58	News release dated February 8, 2012

99.59	News release dated January 17, 2012

99.60	News release dated December 14, 2011

99.61	News release dated December 7, 2011

99.62	News release dated December 2, 2011

99.63	News release dated December 1, 2011

99.64	News release dated December 1, 2011

99.65	News release dated October 19, 2011

99.66	News release dated September 27, 2011

99.67	News release dated September 23, 2011

99.68	News release dated September 20, 2011

99.69	News release dated September 12, 2011

99.70	News release dated September 9, 2011

99.71	News release dated September 8, 2011

99.72	News release dated September 7, 2011

99.73	News release dated September 1, 2011

99.74	News release dated August 31, 2011

99.75	News release dated August 4, 2011

99.76	News release dated July 19, 2011

99.77	News release dated June 13, 2011

99.78	News release dated Jun 7, 2011

99.79	News release dated May 31, 2011

99.80	News release dated May 30, 2011

99.81	News release dated May 27, 2011

99.82	News release dated May 25, 2011

99.83	News release dated May 11, 2011

99.84	News release dated March 23, 2011

99.85	News release dated March 22, 2011

99.86	News release dated March 10, 2011

99.87	News release dated March 3, 2011

99.88	News release dated March 1, 2011

99.89	News release dated March 1, 2011

99.90	News release dated February 10, 2011

99.91	News release dated January 26, 2011

99.92	News release dated January 7, 2011

99.93	News release dated January 5, 2011

99.94	News release dated December 16, 2010

99.95	News release dated December 7, 2010

99.96	News release dated December 7, 2010

99.97	News release dated December 1, 2010

99.98	News release dated November 22, 2010

99.99	News release dated November 19, 2010

99.100	News release dated November 3, 2010

Shareholder Filings

99.101	Alternative monthly report dated July 9, 2012

99.102	Early warning report dated September 21, 2011

99.103	Press release dated September 21, 2011

Officer Certifications

99.104	Certification of annual filings (CEO) dated December 14, 2011

99.105	Certification of annual filings (CEO) dated January 28, 2011

99.106	Certification of annual filings (CEO) dated December 16, 2010

99.107	Certification of annual filings (CFO) dated December 14, 2011

99.108	Certification of annual filings (CFO) dated January 28, 2011

99.109	Certification of annual filings (CFO) dated December 16, 2010

99.110	Certification of interim filings (CEO) dated September 13, 2012

99.111	Certification of interim filings (CEO) dated June 14, 2012

99.112	Certification of interim filings (CEO) dated March 13, 2012

99.113	Certification of interim filings (CEO) dated September 12, 2011

99.114	Certification of interim filings (CEO) dated June 13, 2011

99.115	Certification of interim filings (CEO) dated March 10, 2011

99.116	Certification of interim filings (CFO) dated September 13, 2012

99.117	Certification of interim filings (CFO) dated June 14, 2012

99.118	Certification of interim filings (CFO) dated March 13, 2012

99.119	Certification of interim filings (CFO) dated September 12, 2011

99.120	Certification of interim filings (CFO) dated June 13, 2011

99.121	Certification of interim filings (CFO) dated March 10, 2011

Consents

99.122	Consent of KPMG LLP